08000388

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 17, 2008

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Sub: **Unaudited Financial Results (Provisional) for the quarter ended December 31, 2007**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated January 17, 2008 accompanied with Unaudited Financial Results for the quarter ended December 31, 2007.
2.	Media Release dated January 17, 2007.

Copies of the above letters are enclosed herewith for information and records.

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 17, 2008

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Sub: **Unaudited Financial Results (Provisional) for the quarter ended December 31, 2007**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended December 31, 2007, which were approved by the Board of Directors at their meeting held on January 17, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 17, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38

Sub: **Unaudited Financial Results (Provisional) for the quarter ended December 31, 2007**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended December 31, 2007, which were approved by the Board of Directors at their meeting held on January 17, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Energy Limited
Registered Office: Reliance Energy
Centre, Santa Cruz (East)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9763
www.rel.co.in

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
Website:www.rel.co.in

unaudited financial results for quarter ended 31st December, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter ended		9 Months ended		Year ended
		31-12-2007	31-12-2006	31-12-2007	31-12-2006	31-03-2007 Audited
1	Net Sales of Electrical Energy	1,229.41	915.06	3,774.25	2,725.56	3,610.95
2	Income from EPC and Contracts	276.08	612.63	896.97	1,352.61	2,082.00
3	Other Income (See Note No 4)	347.92	292.74	853.42	607.41	882.30
		1,853.41	1,820.43	5,524.64	4,685.58	6,575.25
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	648.17	455.82	1,968.50	1,103.91	1,532.43
	(b) Cost of Fuel	249.90	224.04	721.23	673.23	921.27
	(c) Tax on Electricity	33.05	32.16	102.05	95.10	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	233.12	562.56	746.95	1,193.49	1,840.62
	(e) Staff Cost	93.74	73.41	297.74	216.87	313.53
	(f) Other Expenses and Provisions	173.38	103.02	429.13	375.42	480.03
	(g) Depreciation (See Note No 3)	56.60	61.17	170.31	186.60	240.06
5	Interest and Finance Charges	85.44	55.05	240.16	168.03	250.32
6	Profit before Tax	280.01	253.20	848.57	672.93	872.37
7	Provision for Taxation :					
	Current Tax	41.50	16.17	105.50	75.57	90.15
	Deferred Tax	24.76	32.85	58.64	28.08	27.15
	Fringe Benefit Tax	1.65	1.65	4.50	3.75	4.77
	Tax adjustment for earlier years	(89.50)	1.50	(93.31)	1.50	(51.15)
8	Profit after Tax	301.60	201.03	773.24	564.03	801.45
9	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	236.54	213.17	236.54	213.17	228.57
10	Reserves including Statutory Reserves excluding Revaluation Reserves					8,412.73
11	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	12.97 *	9.43 *	33.40 *	26.51 *	37.20
	- Diluted (Rs.)	12.75 *	9.10 *	32.69 *	25.73 *	36.27
12	Aggregate of Public Shareholding -					
	- No.of Shares	154,474,210	149,803,532	154,474,210	149,803,532	149,803,562
	- Percentage of Shareholding	65.32	70.29	65.32	70.29	65.55

RELIANCE Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
Website:www.rel.co.in

segment-wise revenue, results and capital employed

(Rs. in crore)

Particulars	Quarter ended		9 Months ended		Year ended
	31-12-2007	31-12-2006	31-12-2007	31-12-2006	31-03-2007 Audited
1 Segment Revenue					
(Net Sales / Income)					
- Electrical Energy	1,247.32	988.13	3,821.90	2,838.15	3,741.79
- EPC and Contracts	280.51	613.94	907.37	1,359.12	2,094.56
- Others	-	-	0.02	0.27	0.27
- Unallocated	325.58	218.36	795.35	488.04	738.93
Total	1,853.41	1,820.43	5,524.64	4,685.58	6,575.55
Less : Inter Segment Revenue	-	-	-	0.30	0.30
Total Sales / Income	1,853.41	1,820.43	5,524.64	4,685.28	6,575.25
2 Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	97.33	79.19	337.94	316.20	323.49
- EPC and Contracts	25.37	18.09	76.09	56.53	122.62
- Others	(0.02)	(0.07)	(0.10)	(0.10)	0.01
Total	122.68	97.21	413.93	372.63	446.12
- Interest and Finance Expense	(85.44)	(55.05)	(240.16)	(168.03)	(250.32)
- Interest Income	134.77	127.08	402.20	427.44	599.98
- Other un-allocable Income net of expenditure	108.00	83.96	272.60	40.89	76.59
Profit before Tax	280.01	253.20	848.57	672.93	872.37
3 Capital Employed					
- Electrical Energy	3,345.88	3,241.58	3,345.88	3,241.58	2,842.36
- EPC and Contracts	311.19	411.65	311.19	411.65	422.32
- Others	1.72	1.87	1.72	1.87	1.81
- Unallocated Corporate Assets (net)	7,233.20	4,802.79	7,233.20	4,802.79	6,075.41
Total	10,891.99	8,457.89	10,891.99	8,457.89	9,341.90

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) Order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) Order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

   a. Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and

   b. Minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   The Company is of the view, supported by a legal opinion, that the aforesaid order of MERC can be successfully challenged and has filed an appeal before the ATE on January 7, 2008. The matter is still to be heard.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, Rs. 60.02 crore and Rs. 26.55 crore has been credited for the quarter and nine months ended December 31, 2007, respectively to the Profit and Loss Account on revaluation of foreign exchange derivative instruments, due to the change in the accounting policy.

5. During the quarter the Company converted Foreign Currency Convertible Bonds(FCCBs) of the face value of USD 177.448 million due for redemption on February 24, 2009, resulting in the allotment of 79,72,548 Equity Shares. Accordingly, the paid-up Equity Share Capital of the Company stands increased from Rs.228.57 crore to Rs.236.54 crore and the Share Premium account from Rs.5,298.75 crore to Rs.6,093.54 crore. Currently, FCCBs aggregating US$ 0.60 million are outstanding. The accounting effect, if any, of the premium foregone on equity shares issued pursuant to conversion of FCCBs shall be reflected on completion of conversion of all FCCBs.

6. An associate of Reliance Energy Limited i.e. Reliance Power Limited , has an initial public offering of its equity shares and the issue of the same is open for subscription from January 15, 2008 to January 18, 2008. The Company has since, made an additional investment of Rs. 720 crore by way of promoters contribution for subscribing to 1.60 crore equity shares of Reliance Power Limited.

7. Subsequent to quarter end, pursuant to the approval of shareholders through postal ballot, the Company is making a preferential offer of 4.30 crore warrants to one of the promoters AAA Project Ventures Private Limited. The warrant holder will be entitled to apply for one equity share of the Company of Rs. 10 each at a premium of Rs. 1,812.08 per share, per warrant on or before expiry of 18 months from the date of allotment.

8. During the quarter, Reliance Energy Trading Limited has become a subsidiary of the Company.

9. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

10. There was no exceptional/ extraordinary item during the quarter/ nine months ended December 31, 2007.

11. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2007: opening: Nil additions: 352 disposals: 352 closing: Nil

12. The above results for the quarter ended December 31, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

13. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on January 17, 2008.

14. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: January 17, 2008

Anil D. Ambani
Chairman

MEDIA RELEASE

RELIANCE ENERGY REPORTS NET PROFIT OF Rs 301 CRORE (US$ 76 MILLION) – AN INCREASE OF 50 % FOR THE QUARTER

TOTAL INCOME OF Rs 1,853 CRORE (US$ 470 MILLION) FOR THE QUARTER

EPC DIVISION TURNOVER OF Rs 276 CRORE (US$ 70 MILLION) FOR THE QUARTER

RELIANCE ENERGY REPORTS NET PROFIT OF Rs 773 CRORE (US$ 195 MILLION) – AN INCREASE OF 37 % FOR NINE MONTHS

EPC ORDERBOOK POSITION AT Rs 8,300 CRORE (US$ 2.1 BILLION)

Mumbai, January 17, 2008 : Reliance Energy Limited (REL) today announced its unaudited financial results for the nine months ended December 31, 2007. The performance highlights are:

- **Net Profit of Rs 773 crore** (US$ 195 million), against Rs 564 crore in the corresponding previous period, **an increase of 37 %**
- **Total Income of Rs 5,525 crore** (US$ 1.40 billion), against Rs 4,686 crore in the corresponding previous period, **an increase of 18 %**
- **Cash Profit of Rs 1,002 crore** (US$ 254 million), against Rs 779 crore in the corresponding previous period, **an increase of 29 %**
- **Quarterly net profit of Rs. 301 crore** (US$ 76 million), against Rs. 201 crore in the corresponding quarter of the previous year, an increase of 50 %

The Company ranks among top Indian private sector companies in terms of net worth. As on December 31, 2007, the net worth of the company stood at Rs 10,892 crore (US$ 2.76 billion).

The Company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

During the quarter the Company converted Foreign Currency Convertible Bonds (FCCB) of aggregating US$ 177.448 resulting in the allotment of 79,72,548 equity shares. Accordingly, the paid-up equity share capital of the Company stands increased from Rs 228.57 crore to Rs 236.54 crore and net worth of the Company stand at Rs 10,892 crore (US$ 2.76 billion)

Management Discussion and Analysis:

Energy Sales:

The Company's aggregate revenues from energy sales during the nine months were Rs 3,774 crore (US$ 958 million) against Rs 2,726 crore in the corresponding previous period, an increase of 38 %.

The aggregate sales of electrical energy were 7,197 million units compared to 6,637 million units in the corresponding previous period, an increase of 8 %.

During the period under review, the consumer base in Mumbai Supply area increased by about 0.17 lakh to 26.15 lakh consumers.

Power Generation:

(i) Dahanu Thermal Power Station

During the nine months ended December 31, 2007, the Company's Dahanu Thermal Power Station (DTPS) operated at **a Plant Load Factor (PLF) of 101.1 %** against the PLF of 100.6 % achieved during the corresponding previous period.

(ii) Samalkot Power Station, Andhra Pradesh

The Samalkot Power Plant operated at **a Plant Load Factor (PLF) of 49.6 %**, against the PLF of 47.1 % achieved during the corresponding previous period. The improvement in PLF is mainly due to mixed fuel operation and increased gas supply for meeting the growing grid demand.

(iii) Goa Power Station

The Goa Power Station maintained **a Plant Load Factor (PLF) of 83.2 %** during the period under review against the PLF of 93 % achieved during the corresponding previous period

(iv) Wind Farm Power Project

The Wind farm operated at **a Plant Load Factor (PLF)** of 37 %, against the PLF of 33 % during the corresponding previous period.

Power Purchased:

During the period under review, **the Company purchased 3,836 million units of electrical energy** from external sources, which is higher by 12 % compared to the off-take in the corresponding previous period.

However, the cost of energy purchased increased by 78 % to Rs 1,968 crore (US$ 499 million) during the nine months under review, owing to higher per unit cost of Rs 5.11 for the period against Rs 3.21 in the previous period.

Financial Review:

The total **sales of electrical energy during the nine months were Rs 3,774 crore** (US$ 958 million), against Rs 2,726 crore in the corresponding previous period, **an increase of 38 %.**

The **turnover of the EPC and Contracts Division was Rs 897 crore** (US$ 228 million), against Rs 1,353 crore in the corresponding previous period, The Division had **an order book position of about Rs 8,300 crore** (US$ 2.10 billion) as on December 31, 2007.

Other Income for the period under review was Rs 853 crore (US$ 216 million) against Rs 607 crore in the corresponding previous period, an increase of 41 %, mainly representing interest income & Forex Gains.

During the period under review, **the total income of the Company was Rs 5,524 crore (US$ 1.40 billion)**, against Rs 4,686 crore in the corresponding previous period, **an increase of 18 %.**

The company's **Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) increased to Rs 1,259 crore** (US$ 319 million), against Rs 1,028 crore in the corresponding previous period, **an increase of 22 %.**

Interest expenditure was Rs 240 crore (US$ 61 million), which was compensated by higher interest income of Rs 402 crore.

Depreciation was at Rs 170 crore (US$ 43 million) as against Rs 187 crore for the corresponding previous period.

The corporate tax liability, including the deferred taxes, for the nine months was Rs 75 crore (US$ 19 million), as against Rs 109 crore in the corresponding previous period.

Net profit for the nine months recorded an increase of 37 % to Rs 773 crore (US$ 196 million) from Rs 564 crore in the corresponding previous period.

Background

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of about Rs.3,40,000 crore, net worth in excess of Rs.40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs.5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

Reliance Power Limited, an associate company in which REL holds 50 % of equity capital has made an initial public offering of its equity shares and the issue is open for subscription from January 15, 2008 to January 18, 2008. Initial Public Offering is of 26 crore equity shares of Rs 10 each for cash at a price band of 405 – 450 per share. The price of the same is to be decided through the book building process.

Note

A Group Company of Reliance Energy Limited, Reliance Power Limited has made, an initial public offering of its equity shares and the issue of same is open for subscription from January 15, 2008 to January 18, 2008 and has filed a Red Herring Prospectus (RHP) with the Registrar of Companies, Maharashtra and Securities and Exchange Board of India (SEBI). The RHP is available on the website of SEBI at www.sebi.gov.in and the respective websites of the BRLMs and CBRLMS at www.kotak.com, www.ibb.ubs.com/Corporates/indianipo, www.abnamroindia.com, www.db.com/India, www.enam.com, www.icicisecurities.com, www.jmfinancial.com, www.jpmipl.com, www.sbicaps.com and www.macquarie.com/in.

This media release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any equity shares, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Any potential investors should note that investment in equity shares involves a high degree of risk. For details, potential investors should refer to any Red Herring Prospectus that may be filed with the Designated Stock Exchange in future including the section titled "Risk Factors".

This announcement has been prepared for publication in India and may not be released in the United States. This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration.

For further Information Please contact: Venkatesh Somayaji on 9312782480 or at venkatesh.somayaji@relianceada.com

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 20, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub.: Disclosures made to Indian Stock Exchanges

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 20, 2008 making disclosures with respect to allotment of 4,30,00,000 Equity Shares of Rs. 10 each to AAA Project Ventures Private Limited on conversion of Warrants.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 20, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub: Allotment of 4,30,00,000 Warrants convertible into equivalent number of equity shares of Rs. 10 each

This is to inform you that the Committee of Directors (Allotment) has, on January 20, 2008, allotted 4,30,00,000 warrants convertible into equivalent number of equity shares of the Company of Rs. 10 each at a price of Rs.1,822.08 (including a premium of Rs.1,812.08) per warrant to AAA Project Ventures Private Limited.

These Warrants shall be convertible into equivalent number of equity shares of the Company at any time up to July 19, 2009 and will be subject to lock in up to January 19, 2011.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 20, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Sub: Allotment of 4,30,00,000 Warrants convertible into equivalent number of equity shares of Rs. 10 each

This is to inform you that the Committee of Directors (Allotment) has, on January 20, 2008, allotted 4,30,00,000 warrants convertible into equivalent number of equity shares of the Company of Rs. 10 each at a price of Rs.1,822.08 (including a premium of Rs.1,812.08) per warrant to AAA Project Ventures Private Limited.

These Warrants shall be convertible into equivalent number of equity shares of the Company at any time up to July 19, 2009 and will be subject to lock in up to January 19, 2011.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END